ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 6, 2015	James E. Thomas
T +1 617 951 7367
F +1 617 235 0483
james.thomas@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Bruce MacNeil

Re:	MassMutual Select Funds and MML Investment Advisers, LLC (File No. 812-14375)

Ladies and Gentlemen:

On behalf of MassMutual Select Funds (the “Trust”) and MML Investment Advisers, LLC (the “Manager,” and together with the Trust, the “Applicants”), we submitted on October 17, 2014 an application for an order of exemption from Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”), Rule 18f-2 under the 1940 Act and from certain disclosure requirements under various rules and forms (the “Application”). After discussing the Application with the Staff of the Securities and Exchange Commission (the “Commission”), we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please do not hesitate to contact the undersigned at (617) 951-7367.

Sincerely,

/s/ James E. Thomas

James E. Thomas